

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 2, 2008

Mary A. Spio
Director, President and CEO
Gen2Media Corporation
2295 S. Hiawassee Road
Suite 414
Orlando, FL 32835

> **Re: Gen2Media Corporation**
> **Form SB-2**
> **Filed December 7, 2007**
> **File No. 333-147932**

Dear Ms. Spio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Cover Page

1.	Please list your agent for service on the cover page as required by Form SB-2.

Prospectus Cover Page

2.	We note that you are registering a significant number of your outstanding shares for resale. Please advise what percentage the shares being registered on behalf of Vanguard Capital, LLC and Blue Ridge Services, LP represent of your outstanding shares not held by affiliates. It appears that the actual percentage will be considerably above 50%. If so and taking in to consideration the short time both have held the shares and their intent to resell the shares "as soon as practicable following effectiveness" (page 6), it appears that this resale registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares in to the market through Vanguard Capital, LLC and Blue Ridge Services, LP. If you agree, please revise the registration statement to fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide your analysis in your response letter as to why the private placement should not be integrated with this public offering. In such analysis, you should provide specific detail as to the consulting services provided by both entities and any proceed received by the company in the private placements.

Prospectus Summary, page 5

Business, page 5

3.	We note your first risk factor on page seven stating that you have not yet launched E360Live and that you have not entered into any licensing agreements. This appears inconsistent with your disclosure of you business here, in your MD&A, and in your Business section. Please revise your summary, your MD&A and your Business section to clearly explain to investors the current state of your business. It should be clear throughout whether you are referring to future business plans or the current state of your business.

Risk Factors, page 7

Even if the Offering is fully subscribed . . ., page 7

4.	Please revise the clearly reflect in this risk factor that you will not receive any proceeds from this offering by your stockholders and thus the offering will not affect your ability to meet capital requirements.

We face significant competition from YouTube, My Space, Craig's List, Evite, Shutterfly, and Facebook, page 7

5.	In the Business section of your prospectus, please explain why you believe the listed companies are your primary competitors and provide a discussion of how your business competes with each of these listed companies. Refer to Regulation S-B Item 101(b)(4).

Risks Related to this Offering, page 9

6.	Certain of the risk factors in this section appear unrelated to the registered offering. For example, it is unclear why you reference the Section 4(2) exemption for the offering or why you refer to transferability restrictions on the shares to be sold in this offering. Please revise as appropriate.

Our shares are subject to U.S. "Penny Stock" Rules . . ., page 9

7. Please revise your reference to the company's plan to effectuate "listing" on the OTCBB. Shares are quoted, not listed, on the OTCBB.

8. Please delete your reference to the Office of Filings, Information and Consumer Services.

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation and Financing Needs, page 13

9. Please significantly expand your plan of operation disclosure to discuss your plan to generate revenue. Discuss in more detail your business model and what your expected sources of revenue will be. For example:

- Explain how you expect to generate revenue, whether from advertising, from subscription fees, from licensing to service providers, or through other means.
- Discuss the strategic alliances you are pursuing and explain their role in your business plan.
- Disclose how management hopes to position E360Live for use on set-top televisions and steps taken or expected to be taken to further that usage.
- Explain the meaning of this sentence: "We currently plan to continue developing effective consumer targeting via the Company's platform, which is focused on providing sponsor's with a pre-qualified demographic."
- Explain the goals of the planned PR campaign.

These are merely examples. We may have further comments on review of your revised disclosure.

10. Explain the sources of the revenues you generated in the three months ended September 30, 2007.

11. We note that you are a development stage company and have no established customer base from which to derive revenues. Additionally, we note your risk factor disclosures as follows that "even if the offering is fully subscribed, you will need significant additional capital" and "[y]ou have no certainty as to the availability and terms of future financing." We further note your significant use of cash between June 30, 2007 and September 30, 2007. Thus, it is unclear to us

how you concluded that the aggregate amount that you obtained from your private placements would provide adequate financing for the coming year to continue production of your product. In this regard, you had only $2,416 cash as of September 30, 2007. Please advise us.

12.   Additionally, please provide the information required in Item 303(a)(ii)-(iv) of Regulation S-B or tell us why the information is not required.

13.   In light of your significant additional capital requirements that might not be fully met, the high cash burn rate, your continuing losses from operations, negative cash flow from operations, and the lack of certainty and availability of future financing, tell us the factors that you considered in assessing your ability to continue as a going concern for the fiscal year ended June 30, 2007 and the interim period ended September 30, 2007. Also, please ask your auditors to tell us the factors they considered in assessing your ability to continue as a going concern.

Liquidity and Capital Resources, page 13

14.   We note that you have no debt and no revenues so it is unclear why investors would find EBITDA a useful measure. Tell us in your response letter who has requested such information and expand the disclosure to explain what such investors have communicated to you regarding the usefulness of EBITDA to their investment decisions.

15.   Discuss your current liabilities and your ability to satisfy them. For example, we note $125,609 due to related parties as of September 30, 2007 as well as other current liabilities.

16.   As stated herein, you had negative cash flow from operations of $280,396 for the three months ended September, 30, 2007. It appears that most of this amount could be attributed to other operating expenses of $205,254 as reported on page F-19. Tell us the nature of the cash expenses. In this regard, we note that as of June 30, 2007, you had cash of $321,497 which decreased to $2,416 on September 30, 2007.

17.   Please disclose in more detail why you believe your non-GAAP measure is a useful indicator of your liquidity. Avoid the mere conclusion that your investors have advised you "that such information is relevant and important to their investment decisions." Rather, explain in clear language how this measure is used by you.

18.   Please see the column, "(Inception) Through September 30, 2007," on page 14. Revise to present the reconciliation for the fiscal year ended June 30, 2007.

Recent Accounting Pronouncements, page 15

19.   Please refer to the first, second and fourth paragraphs. Revise to disclose the impact of the adoptions on your financial statements.

Business, page 16

20.   We note your references to a "vast array" of channels and a "vast list of content of over 15,000 music videos, television shows, movies, sports events, concerts and exclusives." Please expand your Business disclosure to give more detailed information about the content you provide and methods by which you are entitled to provide this content. We note the company's estimate that it has approximately 15,000 music videos in its library. If this means that substantially all of the company's currently available content is music videos, clearly state so.

21.   Please include disclosure as to the number and nature of subscribers to the company's product, including whether they pay any subscription fees.

22.   Describe the company's propriety technologies and other material intellectual property and licenses. We note that approximately 75% of the company's total assets as of September 30, 2007 were attributed to its website platform and a pending patent. Refer to Regulation S-B Item 101(b)(7).

23.   We note your statement that you have preliminary agreements with content vendors in place that will be executed once funding becomes available. Discuss in more detail the nature and expected terms of such agreements to the extent you expect the agreements will be material. Explain your plans to obtain the financing necessary to enter into these agreements.

24.   We note the statement on page 8 indicating your satisfaction with your product development to date. However, it is not clear what products you intend to deliver to customers beyond the website platform. Please clarify.

Industry Overview, page 16
Market Opportunity, page 16

25.   To the extent not already included, please provide us copies of information supporting the factual industry data you provide in these sections. For example, provide support for your statements regarding CGM growth rate, online music sales in relation to "brick and mortar" retailers, and the marketing expenses of major record labels.

Strategy, page 17

26.   We note your statements in various places regarding your ability to offer services at a reduced cost. Explain in more detail why you believe your business model allows you to provide advertisers and other users of your website at lower costs than otherwise available from competitors or comparable providers.

Reports to Shareholders, page 18

27.   Please revise this section to remove the reference to December 31, 2006 and generally to clarify the effect of this 1933 Act registration on 1934 Act reporting requirements. Also clarify your intents with respect to registering your securities under the 1934 Act.

Management, page 18

28.   With respect to Mr. Argenti and Mr. McDaniel, please disclose how long they have been working with your company. Explain the relationship between Media Evolutions and your company.

29.   With respect to Ms. Spio, Mr. Argenti and Mr. McDaniel, please further explain the nature and extent of such officer's relationship with the named entertainers and/or productions. For example, it is not clear what technology of Ms. Spio's can be seen "applied globally in digital theaters…"

30.   Please explain to us in your response letter why you do not consider Ms. Johnson an executive officer. Alternatively, revise to include the disclosure required by Regulation S-B Item 401 for Ms. Johnson.

Executive Compensation, page 19

31.   Please revise the introductory language to remove the reference to December 31, 2005 and 2004 since your company was not in existence during those periods.

32.   Revise the option awards column in the table on page 19 to provide a monetary amount for the options issued. Disclose the assumptions involved in the valuation in a footnote. Refer to Regulation S-B Item 402(b)(2)(iv) and the instructions thereto.

33.   As stated herein, you issued 666,667 options at $.05 per share to each of the Company's executive officers. Please provide the disclosures required under paragraphs 64 and A240 of SFAS 123(R) in a note to the financial statements as applicable.

34.   Provide narrative disclosure explaining the material features of the employment
        arrangements among the company and the executive officers, whether written or
        oral. Refer to Regulation S-B Item 402(c)(1).

Director Compensation, page 20

35.   Please provide expanded disclosure to explain the role of the advisory board and
        the terms of your arrangements with the advisory board members.

Certain Relationships and Related Transactions, page 20

36.   We note several transactions disclosed elsewhere in your prospectus and in your
        financial statements that may need to be disclosed here, including related party
        loans and notes, transactions with executive officers whereby they acquired their
        shares in your company, your lease, and compensation to the advisory board
        members who own greater than five percent of your outstanding common stock.
        Refer to Regulation S-B Item 404(a) and the instructions thereto and revise as
        appropriate.

37.   Please tell us the financial statement impact, if any, which resulted from
        Vanguard's cancellation of certain cash compensation consulting provisions and
        whether the related services were previously rendered and paid.

Security Ownership of Certain Beneficial Owners and Management, page 21

38.   We note your references to June 30, 2007 in the introductory language to the
        ownership table. Please provide this information as of the most recent practicable
        date.

Description of Securities, page 22

39.   Your disclosure of 49,200,000 shares outstanding is inconsistent with disclosure
        elsewhere of 45,194,999 shares outstanding. Please revise.

Selling Shareholders, page 22

40.   As required by Item 507 of Regulation S-B, please disclose any position, office or
        other material relationship which any selling shareholder has had with the
        company or any of its affiliates in the last three years.

41.   Please explain why Vanguard Capital, LLC is listed as a selling shareholder
        twice. Additionally, explain why Vanguard Capital's share ownership percentage
        in this table is greater than its ownership percentage in your beneficial ownership
        table.

42.   Disclose the natural person(s) who exercise voting and investment control over the shares to be sold by Sichenzia Ross Freedman Ference LLP.

43.   Your table indicates that each selling shareholder is selling all of the shares that it, he or she owns. Please confirm in your response letter that this is correct.

Plan of Distribution, page 24

44.   We note your statement on page 25 that selling stockholders may sell their shares through an underwriter. Please confirm in your response letter that you would amend the prospectus to identify any underwriters used.

Market for Common Equity and Related Matters, page 25

45.   Provide the information required by Item 201(a)(2) of Regulation S-B regarding subject to derivative securities, shares that could be sold pursuant to Rule 144, shares subject to registration rights and other proposed offerings by the company.

Legal Matters, page 27

46.   Revise to also state that the sale by Sichenzia Ross Friedman Ference LLP of all 700,000 shares issued to it is being registered pursuant to the registration statement of which the prospectus is a part.

Report of Independent Registered Public Accounting Firm, page F-2

47.   Please disclose the name of the auditors and the city and state from which the report was issued.

Consolidated Statement of Shareholders' Deficit, page F-5

48.   Please tell us the nature of common stock subscribed for $100,000.

49.   Please revise your note references herein to cite the correct notes (note numbers) in the financial statements.

Consolidated Statement of Cash Flows, page F-6

50.   Please tell us the nature of the "contribution" received from minority interest holders and how it was accounted for in the financial statements.

Website Platform, page F-8

51.   We note on page 14 that you capitalized the costs incurred during the application
        and infrastructure development stage. Tell us how you assessed the recoverability
        of these costs. Refer to paragraph 10 of SFAS 7 and paragraph 8 of SFAS 144.

2. Furniture and Equipment, page F-8

52.   Please present the applicable amounts.

5. Commitments, page F-13

53.   Please tell us how you accounted for the 2 million shares issued to Vanguard as
        an incentive under the consulting agreement.

6. Capital Stock page F-14

54.   We note that on June, 2007, you sold 7,195,000 shares of your common stock for
        $.10 per share in a private placement. Tell us the difference between the gross
        proceeds and the proceeds from common stock issuance of $644,837 in the
        consolidated statement of cash flows.

7. Earnings per Share, page F-14

55.   Please provide herein and on page F-24 the disclosure required under paragraph
        40(c) of SFAS 128.

8. Subsequent Events, page F-15

56.   Please ensure that the financial statements notes referred to herein, and all other
        note references elsewhere in the filing, correspond to the correct note numbers in
        the financial statements.

Consolidated Statement of Operations, page F-17

57.   Please provide the consolidated statement of operations for the comparable period
        of the preceding fiscal year.

58.   Please revise the totals reported for minority interest and net loss for the quarter
        ended September 30, 2007 or "inception to 09/30/07", as appropriate, to reflect
        the correct amounts for the quarter or on a cumulative basis.

Consolidated Statement of Cash Flows (Unaudited), page F-18

59.   Please provide the consolidated statement of cash flows for the comparable period of the preceding fiscal year.

60.   Please check the mathematical computations for the net cash used by operating activities and the net cash provided by financing activities for the quarter and for the inception to 09/30/07.

3. Summary of Significant Accounting Policies, page F-20

61.   Please disclose your revenue recognition policies. Also, tell us the sources of your revenues.

62.   Please disclose your accounting policy for accounts receivable and provision for doubtful accounts.

3. Recent Accounting Pronouncements, page F-22

63.   Please refer to the first, second and fourth paragraphs. Revise to disclose the impact of the adoptions on your financial statements.

5. Related Party Transaction, page F-23

64.   Please disclose the nature and terms of the employee advances.

8. Earnings per Share, page F-24

65.   Please revise to reflect the loss per share consistent with the amount reported on page F-17.

Part II

Item 25. Other Expenses of Issuance and Distribution

66.   Please advise us whether you have included the 700,000 shares issued to your law firm as an expense. If not, please include the value of those shares as an expense. Explain how you valued those shares.

Item 26. Recent Sales of Unregistered Securities

67.   Revise this section to remove references that are not applicable to your company. For example, you reference Index Oil and Gas and previous SEC filings.

68.   Please revise to indicate the portion of the Private Placement that was pursuant to Regulation S. With respect to the portion of the Private Placement that was pursuant to Section 4(2) and/or Regulation D, describe the facts relied upon to make the exemption.

69.   Also include disclosure related to the shares you issued in connection with you acquisition of E360, LLC and all securities you have issued to officers, directors, advisors or employees in connection with services performed.

Item 27. Exhibits

70.   Please file a revised Exhibit 5.1 legal opinion to reflect that the shares being registered are already issued and outstanding and that counsel is opining as to the company's state of incorporation, Nevada.

71.   Please file copies of agreements or plans pursuant to which you have granted options or any other compensation to your directors, management and advisors.

Signatures

72.   Include a signature from your controller or principal accounting officer in your amended registration statement on Form SB-2.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

                                                                                Sincerely,

                                                                                /s/ Larry Spirgel
                                                                                Assistant Director

Cc: Marc Ross, Esq.
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725